Exhibit 99.1

CONSENT OF ERNST & YOUNG, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference of our report dated December 15, 2008 with respect to the financial statements of Central Fund of Canada Limited, included in the Registrant’s  Annual Report (Form 40-F) for the year ended October 31, 2008, filed on January 14, 2009 (File No. 001-09038 ) as an exhibit to the Registrant’s Form F-10 registration statement filed on March 31, 2008 (File No. 333- 149880).

/s/ Ernst & Young LLP

Chartered Accountants
Licensed Public Accountants
Toronto, Canada

January 27, 2009